

December 21, 2012

<u>Via E-mail:</u>
Li (Lisa) Liu
Chief Executive Officer
China Education International, Inc.
48 Wall, Street Suite 73
New York, New York 10005

> **Re:** **China Education International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 11, 2012**
> **File No. 0-53247**

Dear Ms. Liu:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your Form 10-Q for the quarterly period ended September 30, 2012 has not been filed. Please file it as soon as possible or tell us when you intend to file it.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Item 1. Business, page 1</u>

<u>Shaoxing High School, page 1</u>

2. We note your disclosure regarding the ESC 2+2 Program with Empire State College. We note you have not filed any material agreements regarding this program. Please advise and discuss the status of this program.

Level of Approval, page 4

3. We note Shaoxing High School has obtained the required permit to operate a private school and has been registered with the relevant local counterpart of the MCA. Please file these permits (and the permits for other schools) as exhibits; and please file all necessary licenses and permits for your schools as exhibits. We note your disclosure in the penultimate paragraph on page 6 that your schools hold the requisite licenses and permits necessary to operate.

Foreign Investment in Education Service Industry, page 6

4. Explain the differences between foreign investment being "encouraged" versus "permitted" for higher education in China.

Regulation of Foreign Exchange, page 7

5. We note from the second paragraph of this section that your PRC subsidiaries are required to apply to SAFE for certificates. Please file these certificates as exhibits.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions, page 7

6. We note PRC residents who are beneficial holders of your shares are required to register with SAFE in connection with their investment in you. Please tell us who these beneficial holders are and whether they have registered with SAFE.

7. Clarify whether the company was required to seek CSRC approval at the time its stock was approved for quotation on the OTC-BB. If it was and has not received such approval, explain why and what the potential harm could be.

Regulation on Dividend Distribution, page 8

8. Clarify whether the company has set aside the required amounts of its accumulated profits to fund its reserve funds.

Regulation of Overseas Listings, page 8

9. We note your disclosure in the second paragraph of this section. Please revise to disclose whether you have made the necessary filings with the CRSC. Please revise to explain in more detail why there is uncertainty as to how their regulations will be interpreted or implemented.

Frontera Associates, page 10

> 10. We note you have filed the assignment agreement between you and Frontera regarding the License Agreement dated September 1, 2001 between Frontera and American Education Center. Please file the underlying License Agreement as an exhibit.

Our Corporate Structure, page 11

> 11. Revise the organizational chart to reflect the percentage ownership of each entity by your principal shareholders and related parties mentioned on page iii.

Agreements that provide effective control over the Schools, page 12

> 12. Disclose the dollar amount that was paid by the schools to Hangzhou Education for 2011 under the Exclusive Cooperation Agreement.

> 13. We note all of the shareholders of the Schools have pledged their equity interest in their respective School to Hangzhou Education. Please disclose whether you have registered properly the pledge agreements and the offices with whom you have registered. Further, it appears under PRC law the pledges act as collateral where the pledged equity is sold at auction and you would have to prevail at that auction. It also appears that your losses would be compensated solely from the proceeds. Please advise and/or revise. Further, revise your risk factor disclosure accordingly.

Risk Factors, page 13

> 14. We note the disclosure in the first two risk factors on page 13. Please disclose clearly the effect of not being able to enforce your legal rights under the School Control Agreements is that you will not be able to consolidate the operations of the Schools.

Fluctuations in the value of the RMB may have material adverse affect…, page 21

> 15. Please disclose whether all of your principal shareholders who are PRC residents have made the necessary registrations with the local branch of SAFE and disclose the location.

Change in Internal Control over Financial Reporting, page 32

> 16. Clarify whether the company has any plans to have a chief financial officer with the requisite expertise in U.S. GAAP during the next twelve months.

Security Ownership of Certain Beneficial Owners and Management, page 37

17. We note Invictus Advisory Associates, Inc. are shown in the Beneficial Ownership Table in the Form 8-K filed on January 6, 2011. Please tell us why this entity is no longer on the Beneficial Ownership Table in the 10-K.

18. Confirm that Guotong Chen, Ruifeng Chen or Xiaoyun Chen are not related.

Audited Consolidated Financial Statements:

19. We note that the registrant's (fka USChina Channel, Inc.) own operations appear insignificant relative to the operations of Shaoxing High School and its parent China Education that were acquired on December 31, 2010. As a result, it appears that Shaoxing High School and its parent China Education are the "predecessor" company as defined in Regulation C, Rule 405. Financial information of a registrant's predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Accordingly, as predecessor, the financial statements of Shaoxing High School included in the consolidated financial statements of its parent China Education should be included in Forms 10-K and 10-Q for the required comparative periods before the acquisition, in this case for the fiscal year ended December 31, 2010. Please advise or revise.

Note 1—Organization and Operations, page F-7

20. In regards to the Share Exchange Agreement, it appears that the December 31, 2010 transaction between the registrant (fka USChina Channel, Inc.) and China Education was a reverse merger. Please disclose that a reverse acquisition occurs when the shareholders of a company that is being legally acquired obtain a majority of the shares of the newly combined entity, which appears to have occurred on December 31, 2010 when the company exchanged 14,800,000 shares, or 92.1% of its common stock, for 100% equity interest of China Education. Also, clarify your disclosure so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements. We note that you were a development stage company with minimal operations and minimal assets and liabilities.

21. In regards to your accounting for the reverse merger, the December 31, 2010 transaction between USChina Channel, Inc. and China Education International, Inc. should have been reported as a reverse recapitalization merger of China Education International, Inc., for period priors to the merger, i.e. for the years ended December 31, 2010 and 2009. As a result, you should retroactively restate the equity section of the balance sheets, the statement of stockholder's equity, and earnings per share of China Education

International, Inc., for all periods to reflect the number of shares issued in the reverse merger, similar to a stock split. This will also require adjustments to the common stock and APIC amounts to reflect the par value of the post-recapitalization shares. In addition, in the period that the recapitalization occurred, it would be necessary for you to reflect in the financial statements the number of shares previously outstanding of USChina Channel, Inc. as being issued in exchange for the net assets/net liabilities of China Education International, Inc. Please revise your financial statements, including your earnings per share calculations, accordingly and advise us. See ASC Topic 805-40.

Note 3—Acquisition, page F-13

22. We note your purchase price of $3.75 million for Meihua here and $9 million in Note 1 on page F-8. Please revise or advise.

Note 4—Goodwill and Intangible Assets, page F-14

23. We note you have recognized and described as intangible assets various favorable lease arrangements related to Shaoxing High School and Pingtan Lanhua School. Please identify, clarify and explain the terms of the favorable lease arrangements and the applicable accounting literature you relied on to properly capitalize the related party favorable lease arrangements as intangible assets.
    a. In regards to Shaoxing High School, please identify in detail the provisions of the favorable lease arrangement, clarify whether the arrangement was formalized in a binding lease agreement, and whether there was prepaid rent paid; and if rent has been prepaid, please explain, when, by whom, to whom, how much and for what period of time was the prepaid rent paid.
    b. In regards to the free rent given to Pingtan Lanhua School, please clarify whether the arrangement was formalized in a binding lease agreement; and explain why the free rent was not recognized on a straight-line basis over the period of the operating lease term.

Note 7—Shareholders' Equity, page F-16

24. You have noted the amount of your restricted assets but it is not clear if these amounts only include statutory reserves or other items such as paid in capital. Please disclose all items that make up the restricted net assets and advise us. Also tell us whether or not PRC laws requiring annual appropriations of 25% of after-tax profit to be set aside for the future development of educational activities apply to you and disclose if there are any other requirements under PRC laws for the private school sector to set aside any additional amounts.

Note 11 – Related Party Transactions, page F-20

25. In regards to your prepaid expense – related party balances presented on the consolidated
    balance sheets, we note on page 27 you state that the "prepaid rent and support services
    under the terms of ten-year agreements for which the entire amount due under the
    agreements ($4.5 million to RGB Trading and $1.5 million to RGB Education for the
    lease and service agreement, respectively,) was paid in advance by Shaoxing High School
    prior to our acquisition of China Education. The payments were made through a
    reduction of related party receivables." Please explain the facts and circumstances
    connected to the related party receivables and clarify how you are able to appropriately
    recognize prepaid assets in return for "payments" that the company made "through a
    reduction of related party receivables."

26. We also note that you have entered into a licensing agreement allowing you to use the
    name and other materials from American Education Center, Inc. Please identify and
    explain the applicable accounting literature you relied on and how you applied it to
    recognize the asset acquired under such a licensing agreement. Furthermore, please
    describe for us in detail how you will use the name and other program materials provided
    to you under the agreement to generate revenue in relation to the three schools you
    operate. Also tell us whether there are any other costs owed to the licensor besides the
    2% licensing fee, and if so, what they are and how you've accounted from them. Please
    also file as an exhibit the License Agreement dated September 1, 2010 with American
    Education Center, Inc.

Due from Related Parties, page F-21

27. Please clarify the nature of the amounts owed to the company from Anhui Luhai. We
    view receivables from certain related parties, such as the amount due from shareholders,
    as being akin to unpaid subscription receivables or unpaid capital contributions. Revise
    your balance sheet to present these receivables as deductions from equity, or advise. We
    refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning
    this subject.

     Please file all correspondence over EDGAR. We urge all persons who are responsible for the
accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the
information the Securities Exchange Act of 1934 and all applicable Exchange Act rules
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: China Direct Investments, Inc.